April 22, 2008

Mail Stop 6010

Patricia Nachtigal, Esq.
Senior Vice President and General Counsel
c/o Ingersoll-Rand Company
155 Chestnut Ridge Road
Montvale, New Jersey 07645

> **Re:** **Ingersoll-Rand Company Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 10, 2008**
> **File No. 333-149537**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-16831**
>
> **Trane, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 20, 2008**
> **Form 8-K dated January 29, 2008**
> **File No. 1-11415**

Dear Ms. Nachtigal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Trane Public Market Analysis, page 46

1.   We note your amended disclosure on page 46 in response to prior comment 10. Please disclose the range of growth and margin profiles for the companies in the Industrial Group. If there were other industrial companies that had growth and margin profiles within each of these two ranges, please explain what in Lazard's professional judgment and knowledge of the HVAC industry led them to conclude that the six selected companies were reasonably comparable to Trane while concluding that other industrial companies with similar growth and margin profiles were not reasonably comparable. Please also expand your disclosure to explain how Lazard selected the Building Products Group.

2.   We note your amended disclosure on pages 47 and 48 in response to prior comment 12. Your amended disclosure does not explain to investors how Lazard determined the appropriate range of EBITDA multiples to apply. In particular, please describe why Lazard applied a range closer in value to the Industrial Group's multiple than the Building Products Group's or Lennox International's multiple. Similarly, please explain why Lazard applied a multiple range closer in value to the Hellman & Friedman/Goodman transaction than the Daikin/McQuay transaction. Also, please discuss how Lazard determined the appropriate size of the public market and private market ranges. If Lazard applied a different range of EBITDA multiples in any of its presentations to Trane's board, please disclose such change(s) and explain any attending reason(s).

Trane Private Market Analysis, page 47

3.   Please tell us why Lazard listed only two comparable transactions on page 13 of its December 14, 2007 presentation. We note that three comparable transactions are listed on page 9.

Other Trane Analyses, page 48

4.   We note your amended disclosure in response to prior comment 14. Please explain whether, and if so how, Lazard conveyed to Trane's board that the analyses described on pages 48-49 were not relied upon by Lazard in determining the fairness of the merger consideration.

Merger Consideration, page 70

5.   We note your statements in response to prior comments 22 and 23. Under the scenario you have detailed in response to prior comment 23, you state that you would have an additional 214,971 shares to issue without triggering the need for a shareholder vote. In light of this statement, please tell us what circumstances

might require you to substitute share consideration for up to $1.00 in cash consideration.

6.   Please disclose your response to prior comment 24 in your Questions and Answers about the Merger and the Special Meeting section.

<u>Exhibit 5</u>

7.   Please obtain an opinion of counsel that specifically refers to the registration by its file number.

8.   We note your response to prior comment 38. We disagree with your response indicating that Conyers Dill & Pearman's exclusion of exhibits and other attachments from its definition of "Registration Statement" provides a more precise description of the scope of its review. For example, the second paragraph of the opinion references Conyers Dill & Pearman's review of your "memorandum of association and bye-laws" without specifically identifying such documents as those documents filed as exhibits to the registration statement. In addition, we disagree that a reference to Conyers Dill & Pearman's review of "such other documents" while specifically excluding the exhibits and annexes to the registration statement, including the merger agreement filed as exhibit 2.1 to the registration statement, provides a sufficient description of the scope of your counsel's review. Please obtain an opinion of counsel that removes such exclusion.

9.   We note your response to prior comment 39 indicating that clause (b) of the third paragraph refers to a draft version of the registration statement. It is inappropriate for parties relying on this opinion to bear the risk of such assumption. Please obtain an opinion of counsel that removes such assumption.

10.   We disagree with your response to prior comment 40, and we reissue the comment.

11.   We reissue prior comment 41 which asked for your analysis of how the law of another jurisdiction could affect the opinion required in Exhibit 5.1.

<u>Ingersoll Rand Form 10-K for the Fiscal Year ended December 31, 2007</u>

<u>Note 20 – Commitments and Contingencies, page 104</u>

<u>Asbestos Matters, page 105</u>

12.   Please refer to prior comment 43. We note that the asbestos liabilities relates entirely to Ingersoll-Dresser Pump which was sold on August 8, 2000. We also

> note that paragraph 44 of SFAS 144 calls for the disclosure of the nature and amount of any resolved contingencies that are retained by the seller. Please revise future filings to clearly disclose that the asbestos liabilities adjustment was related to the previously sold Ingersoll-Dresser Pump business and the charge is included in discontinued operations.

13.   We note that you increased the asset for asbestos-related insurance recoveries by $89 million during the fourth quarter of 2007 bringing the total asset to $250 million. An asset related to insurance recovery should be recognized only when realization of the claim for recovery is deemed probable. If the claim is subject to dispute, a rebuttable presumption exists that realization of the claim is not probable. Please discuss how you determined that these recoveries were considered probable, as defined by paragraph 3 of SFAS 5. Furthermore, please clarify for us whether any of these recoveries are the subject of litigation and how that litigation impacted your assessment of collection from the insurance carriers. Refer to paragraph 140 and 141 of SOP 96-1 or other applicable literature as appropriate.

Trane Inc. Form 10-K for the Fiscal Year ended December 31, 2007

Note 15. Warranties, Guarantees, Commitments and Contingencies, page 78

Litigation, page 79

14.   Please refer to prior comment 45. We note from your response that under the provisions of the indemnification agreement you may become liable for a portion of the European Commission fine. Please revise future filings to specifically clarify the liability related to the appeal rights.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax):   Mario Ponce, Esq.—Simpson Thatcher & Bartlett LLP